UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-51104

CommerceFirst Bancorp, Inc.

(Exact name of registrant as specified in its charter)

1804 West Street, Suite 200, Annapolis, MD 21401 (410) 280-6695

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective May 31, 2012, CommerceFirst Bancorp, Inc. merged with and into Sandy Spring Bancorp, Inc., with Sandy Spring Bancorp, Inc. surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sandy Spring Bancorp, Inc. (as successor to CommerceFirst Bancorp, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sandy Spring Bancorp, Inc., as successor to CommerceFirst Bancorp, Inc.

Date: June 11, 2012	By:	/s/ Ronald E. Kuykendall
Ronald E. Kuykendall
Secretary and General Counsel